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Exhibit 99.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

        In connection with the periodic report of Cardiome Pharma Corp. (the "Company") on Form 20-F for the year ending November 30, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Robert W. Rieder, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  The Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

  (2)
  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 8, 2003

/s/ ROBERT W. RIEDER Robert W. Rieder Chief Executive Officer Cadiome Pharma Corp.

        A signed original of this written statement required by Section 906 has been provided to Cardiome Pharma Corp. (the "Company") and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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  Exhibit 99.1
CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002